UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BioCardia, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

09060U507
(CUSIP Number)
Peter Altman President and Chief Executive Officer BioCardia, Inc. 320 Soquel Way Sunnyvale, California 94085 (650) 226-0120
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09060U507
1. Names of Reporting Persons. Jim L. Allen
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares	7.Sole Voting Power 1,341,200(1)
Beneficially Owned by	8. Shared Voting Power 582
Each Reporting	9. Sole Dispositive Power 1,341,200 (1)
Person With	10. Shared Dispositive Power 582
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,341,782
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.5% (2)
14. Type of Reporting Person (See Instructions) IN

(1) Includes (i) 12,434 shares of the Issuer’s common stock subject to stock options held by the Reporting Person, (ii) 398 shares of common stock held by Reporting Person and Kyle Johnson, (iii) 92 shares of common stock held by Wesley Upchurch, (iv) 92 shares of common stock held by Judson Upchurch, and (v) the warrants held by the Reporting Person exercisable for an aggregate of 500,000 shares of Issuer’s common stock, in each case that are exercisable within 60 days of December 16, 2022.

(2) Based on 20,045,500 shares of the Issuer’s common stock outstanding as of December 16, 2022 and assumes the exercise of the stock options and warrants of the Issuer, in each case that are exercisable within 60 days of December 16, 2022, beneficially owned by the Reporting Person.

EXPLANATORY NOTE

This Amendment No. 1 amends the Schedule 13D filed by Jim L. Allen on August 6, 2019. This Amendment amends and restates Items 1, 3 and 5. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 1. Security and Issuer

The securities to which this Schedule 13D (this “Statement”) relates are the common stock, par value $.001 per share (the “Common Stock”), of BioCardia, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 320 Soquel Way, Sunnyvale, California 94085.

Item 2. Identity and Background

(a)	This Statement is filed by Jim L. Allen. Mr. Allen is referred to as the “Reporting Person.”
(b)	The business address of the Reporting Person is c/o Sea Star, Inc., 55 Emerald Mountain Expressway, Wetumpka, AL 36093.
(c)	The Reporting Person is the President of Sea Star, Inc.
(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On August 6, 2019, in connection with a follow-on offering by the Issuer (the “Follow-on Offering”), the Reporting Person purchased 500,000 Units, for a purchase price of $6.00 per Unit, or $3,000,000 in the aggregate. Each Unit consists of one share of Common Stock and a warrant to purchase one share of Common Stock (the “Units”).

Also, the Reporting Person purchased 148,809 shares of Common Stock in a private placement on December 16, 2022 at a purchase price $1.68 per share, or $249,999.12 in the aggregate.

The source of the funds for such purchases of securities of the Issuer was from the Reporting Person’s personal funds. No part of the purchase prices was borrowed by the Reporting Person for the purpose of acquiring such securities.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

The Reporting Person currently holds shares of Common Stock and warrants to purchase shares of Common Stock for investment purposes. Depending on various factors, including (without limitation) the Issuer’s financial position and strategic direction, price levels of the Issuer’s Common Stock, conditions in the securities markets, tax conditions, general economic and industry conditions, and any other factors that the Reporting Person may from time to time deem relevant, the Reporting Person may in the future change his current intentions with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Person may from time to time and at any time (i) acquire additional shares of Common Stock or other securities of the Issuer in the open market, through the exercise of stock options, through vesting of restricted stock units, through block trades, through privately negotiated transactions, or otherwise in any combination of the foregoing or in any other lawful manner or (ii) dispose of shares of Common Stock or other securities of the Issuer in the open market, through the exercise of stock options and sale of the underlying shares, through vesting of restricted stock units and sale of the underlying shares, through block trades, through privately negotiated transactions, or otherwise in any combination of the foregoing or in any other lawful manner.

Except as described in this Schedule 13D, the Reporting Person has no present plans or proposals that relate to or would result in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person has been appointed, effective October 1, 2019, as a member of the Issuer’s Board of Directors.

Item 5. Interest in Securities of the Issuer

(a)          The Reporting Person is the beneficial owner of 1,341,782 shares of Common Stock, representing 6.5% of the outstanding Common Stock of the Issuer. Such percentage calculation is based on 20,045,500 shares of Common Stock outstanding on December 16, 2022.

(b)          The number of shares of Common Stock as to which the Reporting Person has:

(i)	Sole power to vote or direct the vote: 1,341,200
(ii)	Shared power to vote or direct the vote: 582
(iii)	Sole power to dispose or direct the disposition of: 1,341,200
(iv)	Shared power to dispose or direct the disposition of: 582

(c)          Other than the purchase of 148,809 shares of Common Stock on December 16, 2022, as disclosed in Item 3, the Reporting Person has not effected any transactions in Common Stock of the Issuer during the sixty (60) days prior to December 16, 2022.

(d)          Not applicable.

(e)          Not applicable.

(1) The Reporting Person is the sole owner of the shares and holds voting and dispositive power over the shares. These shares include (i) 821,294 shares of Common Stock, (ii) 500,000 shares of Common Stock issuable upon exercise of warrants that are exercisable within 60 days of December 16, 2022, and (iii) stock options to purchase 12,434 shares of Common Stock that are exercisable within 60 days of December 16, 2022.

(2) These shares include (i) 398 shares of Common Stock held jointly by the Reporting Person and Kyle Johnson and over which the Reporting Person shares voting and dispositive power, (ii) 92 shares of Common Stock held by Wesley Upchurch, over which the Reporting Person shares voting and dispositive power, and (iii) 92 shares of Common Stock held by Judson Upchurch, over which the Reporting Person shares voting and dispositive power.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2023	/s/ Jim L. Allen
Jim L. Allen